JEFFREY G. KLEIN, P.A.
301 Yamato Road Suite 1240
Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

June 11, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:	DNA Precious Metals, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed May 2, 2012
File No. 333-178624

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated May 17, 2012.

1.           With respect to comment No.1, the Company has  updated its financial statements to include the period ended March 31, 2012.

2.           With respect to comment No. 2,  the Company has elected to be treated as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act.  (the “Jobs  Act”) .    The Company has identified itself as an emerging growth company on the prospectus cover page.

The Company has made extensive disclosures in the Prospectus Summary and Risk Factors related to its status as an emerging growth company.

In the Prospectus summary we have incorporated the following disclosure with respect to when a company may lose its status as an emerging growth company.  The following represents a summary of this disclosure:

The Company shall continue to be deemed an emerging growth company until the earliest of:

A.
the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

B.
the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

C.	the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

D.	the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.

Exemptions available to emerging growth companies:

We have also included in the prospectus summary and risk factors the various exemptions that are available to an emerging growth company.  The following represents a summary of this disclosure:  A more detailed disclosure is contained in the Prospectus Summary

•	a requirement to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis included in an initial public offering registration statement;

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting;

•	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

•	reduced disclosure about the emerging growth company's executive compensation arrangements.

•	a requirement to have only two years of audited financial statements and only two years of related Management's Discussion and Analysis included in an initial public offering registration statement;

•	an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal controls over financial reporting;

•	reduced disclosure about the emerging growth company's executive compensation arrangements.

The Company has also addressed the following issues as a result of its classification as an emerging growth company:

o	Implications with respect to Sarbanes Oxley compliance

o	Section 14(a) and (b) of the Securities Exchange Act; and

o	Section 107 of the Jobs Act.

Election as to the extended transition period:

The Company has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) and has stated the following in its registration statement:

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  The Company has elected to use the extended transition period.   As such, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We have also addressed many of these issues in our Risk Factor Disclosures.

 The following risk factors address many of the emerging growth company issues set forth above and the risks associated therewith.

•	As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements .

•	Our financial statements may not be comparable to those of companies that comply with new or revised accounting standards.

•	Our status as an “emerging growth company” under the JOBS Act OF 2012 may make it more difficult to raise capital when we need to do it.

•
We will incur increased costs and demands upon management as a result of complying with the laws and regulations that affect public companies, which could materially adversely affect our results of operations, financial condition, business and prospects.

•	We will not be required to comply with certain provisions of the Sarbanes-Oxley Act for as long as we remain an “emerging growth company.”

•	Reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

•
We are an “emerging growth company” and our election to delay adoption of new or revised accounting standards applicable to public companies may result in our financial statements not being comparable to those of other public companies. As a result of this and other reduced disclosure and governance requirements applicable to “emerging growth companies”, our common stock may be less attractive to investors.

Further , except as set forth in the prospectus summary and risk factors, we do not believe that further  disclosure is necessary with respect to the Company’s status as a Smaller Reporting Company.   We believe that providing investors with the full extent of  the disclosures and risks  associated with being classified as an emerging growth company is paramount to any exemption that may be afforded  a small reporting issuer.

3.           With respect to comment No. 3 and the Company’s use of proceeds,  we have  included a narrative disclosure as to the Use of Proceeds depending upon what percentage of the total offering amount is raised.  We have also inserted the following disclosure in the event that less than 25% of the offering proceeds are secured.

“In the event that less than 25% of the offering is sold, it is unlikely that we will be able to implement our business plan and investors will lose their entire investment”.

As noted in the Use of Proceeds,  there are no contingent plans or contingencies which would result in the Company’s Use of Proceeds in a manner that is contradictory to the allocations set forth in the table.

4.           With respect to comment No. 4,  we  refer you to our response to comment number 3.  We have provided a narrative disclosure and chart regarding the use of proceeds depending upon the total dollar amount raised in the offering.

5.           With respect to comment No. 5, we have corrected the dilution table and provided a further narrative description.

Should you have further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jeffrey G. Klein
Jeffrey G. Klein
Counsel For
DNA Precious Metals, Inc.

DNA PRECIOUS METALS INC.
(Stationary)

June 11, 2012

Securities and Exchange Commission
Washington, D.C.

Re:	DNA Precious Metals, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed May 2, 2012
File No. 333-178624

Dear Sir/Madam:

The following is filed in connection with the comment letter dated  May 17, 2012.

The undersigned, on behalf of DNA Precious Metals, Inc.  acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/James Chandik
James Chandik, president